August 22, 2024

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

       Re: Iron Bridge Mortgage Fund, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 2
           Filed August 15, 2024
           File No. 024-11984
Dear Gerard Stascausky:

        Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, we note the audit report required by paragraph (c)(1)(iii) of Part F/S with respect to the financial statements of the Company relating to the fiscal year ended December 31, 2022 does not appear to be included. The included audit report is only with respect to the fiscal year ended December
31, 2023.

       We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Alison Pear